082-01856

African Metals Corporation

515 - 475 Howe Street, Vancouver, BC, V6C 2B3 Tel: 604-684-4100 Fax: 604-684-5854
Website: www.africanmetals.com E-mail: info@africanmetals.com

07023936

April 30, 2007

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street NW
Mail Stop 3-7
Washington, DC
USA, 20549

SUPPL

To Whom It May Concern:

RE: African Metals Corporation (the "Company")
Third Quarter Report

Enclosed please find one copy of the Company's Form 51-102F1 with the Third Quarter Report and financial statements for the nine months ended February 28, 2007.

Please be advised, that in accordance with National Instrument 51-102, the Third Quarter Report was mailed to shareholders on April 30, 2007.

Yours truly,

AFRICAN METALS CORPORATION

Jennifer Nestoruk
Corporate Secretary

/jn
enclosure

dlw 6/11

African Metals Corporation

515 - 475 Howe Street, Vancouver, BC, V6C 2B3 Tel: 604-684-4100 Fax: 604-684-5854
Website: www.africanmetals.com E-mail: info@africanmetals.com

Third Quarter Report to Shareholders - For the Nine Months Ended February 28, 2007

(BC Form 51-102F1, Schedule C: Management Discussion and Analysis)

Dear Shareholder:

Introduction

African Metals Corporation made some very significant moves during its 2007 Fiscal Third Quarter, December 1, 2006 to February 28, 2007. African Metals first signed an agreement with a company in the Democratic Republic of the Congo (DRC), which gives the Company the opportunity to assess a 200,000 square kilometre block in the southwestern part of the country with the objective of choosing the best area on which to negotiate an oil and gas lease with the Government of the DRC. Secondly, the Company optioned an 80% interest in eight properties covering 682 square kilometers in the world class Katanga copper-cobalt belt in the southeastern part of the country.

African Metals also holds four diamond concessions covering 7,218 square kilometers in western Mali, West Africa. In the spring of 2006, the Company found fresh ilmenite in two areas during the examination on the ground of air magnetic anomalies. Results of microprobing indicate that all of the grains are picroilmenites kimberlitic origin. A program is in progress to locate the source of the ilmenites.

The Lokoro Project

African Metals has an agreement with a private DRC company whereby African Metals will hold a 75% interest in an oil and gas lease to be negotiated in the future with the Ministry of Hydrocarbons in the DRC. The private company has negotiated a Protocol d'Accord with the Ministry of Hydrocarbons over a 200,000 square kilometer area prospective for oil and gas. The Protocol d'Accord gives the Company access to all relevant information, within the Ministry of Hydrocarbon, pertaining to this area. The Company has 18 months for the collection and analysis of samples from the area and interpretation of the data from a study of available information. The Company will then be in a position to choose the best area in which to negotiate an oil and gas lease within the larger area.

Under the terms of the agreement, African Metals will earn the rights to 75% of the lease. The vendor's will receive a retainer of US$3,000 per month until either the lease is sold or there is production. Third parties went to considerable time and expense to secure this opportunity for African Metals. A sum of US$201,000 in expenses was reimbursed in the form of 397,026 shares of the Company's capital stock at a discounted market price of $0.59 per share. Once the lease has been negotiated, a total of 1,200,000 shares will be issued to a company held by third parties, subject to a review by the TSX Venture Exchange.

The area in question is underlain with sandstones of Jurassic, Cretaceous and Permo-Carboniferous age with good porosities of up to 30% while the Ordovician sandstones have porosities ranging from 8 to 19%. These present multiple opportunities for traps associated with structures in tilted blocks, fault and anticlinal traps and stratigraphic traps related to facies variations. Multiple zones are present which contain total organic carbon (TOC) ranging from 2% to 13%. Oil seeps are known to exist in the area.

Kalende Properties

African Metals optioned an 80% interest in 8 properties covering 682 square kilometers in the Katanga Copper Belt in the southeastern part of the DRC. The Katanga copper belt extends into Zambia, which contains numerous high grade copper, cobalt and zinc deposits. The Properties are underlain by the Katangian sediments which consist of three supergroups. The Roan supergroup contains more than 230 base metal occurrences within the copper belt. The Properties contain large areas of the highly prospective Roan sediments. These Properties are known to cover three copper occurrences as well as an occurrence of gold mineralization. Copper is presently being mined near one of the licence boundaries. The mineralized Roan contact in this area strikes onto the licences from the area where it is being mined.

Under the terms of the agreement, the Company must pay US$1,000,000 over 2 years and issue 300,000 shares of its capital stock. If an economically, viable resource is defined within the Properties, the Company must pay an additional US$125,000 to the vendor.

Malian Diamond Concessions

In 2006, an exploration survey was completed on the Medinandi Sud and Soumala diamond concessions in which termite mounds were sampled to locate diamond indicator minerals within air-magnetic anomalies, which could be prospective of kimberlite pipes. Evidence of kimberlite pipes, in the form of fresh, unabraded ilmenite was found within one anomaly in each of the two concessions. Fifteen grains were microprobed by CF Minerals Research Ltd., and the results demonstrated that all of the probed grains are picroilmenites of kimberlitic origin.

African Metals Corporation

515 - 475 Howe Street, Vancouver, BC, V6C 2B3 Tel: 604-684-4100 Fax: 604-684-5854
Website: www.africanmetals.com E-mail: info@africanmetals.com

Third Quarter Report to Shareholders - For the Nine Months Ended February 28, 2007

(BC Form 51-102F1, Schedule C: Management Discussion and Analysis)

Malian Diamond Concessions (continued)

A new program is underway at the present time. The objective of the program is to locate the source kimberlites of the two occurrences of picroilmenites and to test a total of 29 anomalous magnetic anomalies for the occurrence of kimberlites.

The Exploration Team

Planning for and supervision of the projects is carried out by Mamadou Keita, M.Sc. Geo., Willis W. Osborne, M.Sc. Geo., and Carl G. Verley, P. Geo. Mr. Carl G. Verley is the Independent Qualified Person under National Instrument 43-101.

Financial Overview

In financial matters, the Company had a loss of $55,752 or $0.003 per share over the third quarter of fiscal 2007.

Overview of Performance

During the third quarter of fiscal 2007, the Company's total assets increased by $451,134 to $2,496,786 due mainly to the shares issued on the Loroko Project and the Kalende Properties. For a total consideration of $293,799 on the Lokoro Project, 397,026 shares were issued at a deemed value of $0.74; and for a total consideration of $222,000 on the Kalende Properties, 300,000 shares were issued at a deemed value of $0.74. The increase in assets was reduced by the $55,752 net loss from operations. The Company's working capital decreased by $478,325 to $447,497. Finally, during the third quarter of fiscal 2007, the Company's deficit increased by $55,752 to $10,444,010.

Results of Operations

The Company's operations consist of the exploration of mineral properties in Mali and the DRC, exploratory work on an oil and gas lease in the DRC and running administrative offices in Canada and Mali. The net loss for the third quarter of fiscal 2007 was $55,752 or $0.003 per share as compared to $47,417 or $0.003 per share in the third quarter of fiscal 2006. The main difference is an increase of $6,065 in stock exchange filing fees. The additional stock exchange filing fees is the result of the shares issued on the Lokoro Project and the Kalende Properties. Finally, capitalized exploration costs in the third quarter of 2007 increased by $48,211 to $1,037,375 and acquisition costs of mineral properties in the third quarter of 2007 increased by $476,658 to $544,497.

Related Party Transactions

During the third quarter of fiscal 2007, the Company paid management fees totaling $6,100 to a company wholly owned by Willis W. Osborne, Director, geological fees totaling $4,909 to Mamadou Keita, Director and accounting and consulting fees totaling $3,903 to the Secretary of the Company.

Summary of Quarterly Results

Selected financial information for the last 12 quarters is as follows:

Quarter	Revenue	Net (loss)	Net (loss) per share
2007 3rd Q	$ 0	$ 55,752	$ 0.003
2007 2nd Q	$ 80	$ 50,573	$ 0.003
2007 1st Q	$ 4,570	$ 380,729	$ 0.023
2006 4th Q	$ 44	$ 47,693	$ 0.003
2006 3rd Q	$ 13	$ 47,417	$ 0.003
2006 2nd Q	$ 69	$ 102,918	$ 0.006
2006 1st Q	$ 33	$ 47,681	$ 0.003
2005 4th Q	$ 39	$ 53,973	$ 0.004
2005 3rd Q	$ 26	$ 42,898	$ 0.003
2005 2nd Q	$ 43	$ 36,480	$ 0.003
2005 1st Q	$ 7	$ 37,327	$ 0.003
2004 4th Q	$ 149	$ 134,847	$ 0.010

Liquidity

During the third quarter of fiscal 2007, the Company did not issue any shares for cash and its cash balance decreased by $481,808 to $373,982.

Investor Relations

George W. Butterworth is the Company's investor relations representative. Mr. Butterworth liaises with the investment community and communicates with investors and shareholders about the Company's projects and progress. Additional information can be viewed on our website at www.africanmetals.com.

During the third quarter, African Metals participated in the January 2007 Cambridge Investment Conference in Vancouver, BC. Subsequently, the Company participated in the Toronto PDAC Conference in March.

ON BEHALF OF THE BOARD OF DIRECTORS OF AFRICAN METALS CORPORATION

"Signed"

Willis W. Osborne
CEO & Director

AFRICAN METALS CORPORATION

QUARTERLY REPORT
FEBRUARY 28, 2007

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim financial statements of the Company have been prepared by and are the responsibility of the Company's management.

The Company's independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity's auditor.

SCHEDULE A: FINANCIAL STATEMENTS

1. Balance Sheet
2. Statement of Operations and Deficit
3. Statement of Cash Flows
4. Notes to Financial Statements

Schedule A: Financial Information

AFRICAN METALS CORPORATION

Financial Statements

February 28, 2007 and 2006

(Unaudited – Prepared by Management)

AFRICAN METALS CORPORATION
Balance Sheets

February 28, 2007 and May 31, 2006

	February 28, 2007 (unaudited)	May 31, 2006 (audited)
Assets		
Current:		
Cash	$ 373,982	$ 27,161
Marketable securities (Note 2)	95,646	101,282
Accounts receivable	604	604
Goods and services tax recoverable	2,357	6,794
Prepaid expenses	5,000	2,263
	477,589	138,104
Due from Related Parties (Note 3)	2,258	-
Automobile and Equipment (Note 4)	21,844	27,777
Deferred Costs – Lokoro Project (Note 5)	413,223	-
Mineral Properties, including deferred exploration costs (Note 6)	1,581,872	1,028,155
	$ 2,496,786	$ 1,194,036
Liabilities		
Current:		
Accounts payable and accrued liabilities	$ 30,092	$ 111,126
Due to related parties	-	23,349
	30,092	134,475
Share Capital and Deficit:		
Share capital (Note 7)	11,504,975	9,956,600
Contributed surplus	1,405,729	1,057,417
Share subscription advances	-	2,500
Deficit	(10,444,010)	(9,956,956)
	2,467,694	1,059,561
	$ 2,496,786	$ 1,194,036

On behalf of the Board:

Willis W. Osborne (signed)
Director

Michael F. Bolton (signed)
Director

"Prepared by Management without Audit"
The accompanying notes are an integral part of these financial statements.

AFRICAN METALS CORPORATION
Statements of Operations and Deficit

For the periods ended February 28, 2007 and 2006

	Three months ended February 28, 2007	Three months ended February 28, 2006 (Note 12)	Nine months ended February 28, 2007	Nine months ended February 28, 2006 (Note 12)
ADMINISTRATION COSTS:				
Accounting and audit	$ 2,876	$ 2,562	$ 12,348	$ 9,769
Amortization	34	47	100	143
Bank charges	5	17	134	230
Consulting	3,151	2,563	8,639	8,288
Investor relations	4,500	4,500	13,500	11,100
Legal	1,982	1,928	4,009	3,535
Management fees	6,100	6,000	18,100	17,750
Office and miscellaneous	8,568	8,765	25,475	31,765
Promotion, travel and shareholder relations	10,313	9,684	21,321	32,094
Rent	4,747	4,080	12,461	11,438
Stock-based compensation	-	-	348,312	49,951
Stock exchange filing fees	11,796	5,731	20,696	14,505
Telephone	586	727	2,048	3,724
Transfer agent	1,094	827	4,561	3,839
	55,752	47,430	491,704	198,131
Interest income	-	(13)	(80)	(115)
Gain on sale of marketable securities	-	-	(4,570)	-
NET LOSS FOR THE PERIOD	55,752	47,417	487,054	198,016
DEFICIT AT BEGINNING OF PERIOD	10,388,658	9,861,846	9,956,956	9,711,247
DEFICIT AT END OF PERIOD	$ 10,444,010	$ 9,909,263	$ 10,444,010	$ 9,909,263
Basic and diluted loss per share	$ (0.003)	$ (0.003)	$ (0.027)	$ (0.012)
Weighted average basic and diluted shares outstanding	18,898,627	16,238,120	17,758,460	15,948,453

"Prepared by Management without Audit"
The accompanying notes are an integral part of these financial statements.

AFRICAN METALS CORPORATION
Statements of Cash Flows

For the periods ended February 28, 2007 and 2006

	Three months ended February 28, 2007	Three months ended February 28, 2006	Nine months ended February 28, 2007	Nine months ended February 28, 2006
OPERATING ACTIVITIES:				
Net loss for the period	$ (55,752)	$ (47,417)	$ (487,054)	$ (198,016)
Adjustments:				
Amortization	34	47	100	143
Stock-based compensation	-	-	348,312	49,951
Gain on sale of marketable securities	-		(4,570)	
	(55,718)	(47,370)	(143,212)	(147,922)
Changes in non-cash working capital:				
Accounts receivable	-	(25)	-	(25)
Goods and services tax recoverable	55	(5,940)	4,437	(4,676)
Prepaid expenses	5,375	307	(2,737)	90,948
Due from related parties	(2,258)	18,696	(2,258)	19,996
Accounts payable and accrued liabilities	3,497	74,506	(81,034)	75,528
Due to related parties	(12,410)	4,595	(23,349)	2,782
	(61,459)	44,769	(248,153)	36,631
FINANCING ACTIVITIES:				
Issue of share capital for cash	-	-	1,032,576	615,320
Share subscription advances	-		(2,500)	
Share subscription receivable	-	-	-	5,250
	-	-	1,030,076	620,570
INVESTING ACTIVITIES:				
Proceeds from sale of marketable securities	-	-	10,206	-
Acquisition costs of mineral properties	(254,658)	(4,391)	(269,320)	(28,327)
Deferred exploration and development costs, net of amortization	(165,691)	(132,154)	(175,988)	(554,688)
	(420,349)	(136,545)	(435,102)	(583,015)
INCREASE (DECREASE) IN CASH	(481,808)	(91,776)	346,821	74,186
CASH AT BEGINNING OF PERIOD	855,790	181,262	27,161	15,300
CASH AT END OF PERIOD	$ 373,982	$ 89,486	$ 373,982	$ 89,486

Supplemental cash flow information (Note 10)

"Prepared by Management without Audit"
The accompanying notes are an integral part of these financial statements.

AFRICAN METALS CORPORATION
Schedules of Deferred Exploration Costs

For the periods ended February 28, 2007 and 2006

	February 28, 2007	February 28, 2006
EXPLORATION COSTS:		
Amortization	$ 5,832	$ 7,831
Drilling and assays	3,569	448,670
Exploration survey	48,496	98,892
Office, consulting and travel	4,500	7,126
	62,397	562,519
BALANCE OF COSTS AT BEGINNING OF PERIOD	974,978	372,652
BALANCE OF COSTS AT END OF PERIOD	$ 1,037,375	$ 935,171

"Prepared by Management without Audit"
The accompanying notes are an integral part of these financial statements.

1. NATURE OF OPERATIONS

African Metals Corporation (the "Company") is in the process of exploring and developing its mineral properties located in West Africa and the Democratic Republic of the Congo (the "DRC") and is also assessing the viability of entering into an oil and gas lease in the DRC.

The interim financial statements of the Company have been prepared in accordance with the same accounting policies and methods of their application as the most recent audited financial statements for the year ended May 31, 2006, except that they do not include all of the note disclosures required for annual financial statements. It is therefore suggested that the interim financial statements be read in conjunction with the annual financial statements.

2. MARKETABLE SECURITIES

	February 28, 2007	May 31, 2006
Great Quest Metals Ltd. 229,250 (May 31, 2006 – 286,250) shares (market value - $198,268, May 31, 2006 - $226,138)	$ 95,646	$ 98,044
La Plata Gold Corporation Nil (May 31, 2006 – 4,047) shares (market value - Nil, May 31, 2006 - $4,128)	-	3,238
	$ 95,646	$ 101,282

3. DUE FROM (TO) RELATED PARTIES

	February 28, 2007	May 31, 2006
Due from (to) a corporation related by virtue of common Directors	$ 1,040	$ (23,349)
Due from the President of the Company	1,218	-
	$ 2,258	$ (23,349)

The amounts do not bear interest, are unsecured and have no fixed payment terms.

4. AUTOMOBILE AND EQUIPMENT

	Cost	Accumulated Amortization	February 28, 2007 Net Book Value	May 31, 2006 Net Book Value
Automobile	$ 42,654	$ 24,750	$ 17,904	$ 23,103
Equipment	5,602	2,008	3,594	4,228
Computer	1,530	1,184	346	446
	$ 49,786	$ 27,942	$ 21,844	$ 27,777

5. DEFERRED COSTS – LOKORO PROJECT

The Company signed an agreement whereby the Company can acquire a 75% interest in an oil and gas licence in the Democratic Republic of the Congo (DRC).

There are three stages to go through with the DRC Ministry of Energy to reach the ultimate goal which is the granting of a licence for oil and gas exploration, development and production. The first stage has been completed, and the second stage consists of the collection of existing data relating to the potential prospectivity of oil and gas occurrences over a very large area in southwestern DRC followed by the analysis, interpretation and assessment of the data. The Company will have access to much of the information held by the DRC Ministry of Energy. The objective of this phase is to select a significantly, smaller area within the large area that is most highly prospective for the discovery of hydrocarbons. The third stage consists of presenting a report to the government and negotiating a licence over the area chosen within the larger area. At the granting of the lease, a company is formed to hold the lease, and African Metals will hold a 75% interest in this company.

AFRICAN METALS CORPORATION
Notes to Financial Statements
February 28, 2007

5. DEFERRED COSTS – LOKORO PROJECT (continued)

A monthly maintenance fee of US$3,000 will be paid to the vendors. A sum of US$201,000 in expenses will be reimbursed in shares of the Company's capital stock at a discounted market value of $0.59 per share to a third party on approval of the agreement by the TSX Venture Exchange. The deemed price per share on this transaction is $0.74 per share. A total of 1,200,000 shares will be issued to a company of the third parties at the granting of an oil and gas lease to the to-be-formed DRC company, also with TSX Venture Exchange approval.

Costs related to the Lokoro Project are capitalized and deferred until either the Project is put into production, disposed of or abandoned.

A summary of deferred costs related to the Lokoro Project is as follows:

397,026 shares at a price of $0.74 per share	$293,799
Monthly maintenance fee (US$6,000)	10,845
Exploratory costs	108,579
Balance, end of period	$413,223

6. MINERAL PROPERTIES

February 28, 2007

		Acquisition Costs	Deferred Exploration Costs	Write-down Of Capitalized Costs	Total
	Mali, West Africa				
a.	Kenieba Sud Concession	$ 12,710	$ 158,728	$ -	$ 171,438
b.	Kenieba Nord Concession	1,800	744,365	-	746,165
c.	Comifa Concession	22,645	42,121	-	64,766
d.	Soumala Concession	1,104	27,942	-	29,046
e.	Medinandi Sud Concession	34,336	30,938	-	65,274
f.	Fatako Concession	6,552	33,281	-	39,833
		$ 79,147	$ 1,037,375	$ -	$ 1,116,522
	Democratic Republic of the Congo				
a.	Kalende Properties	$ 465,350	$ -	$ -	$ 465,350
		$ 544,497	$ 1,037,375	$ -	$ 1,581,872

May 31, 2006

		Acquisition Costs	Deferred Exploration Costs	Write-down Of Capitalized Costs	Total
a.	Kenieba Sud Concession	$ 12,710	$ 153,836	$ -	$ 166,546
b.	Kenieba Nord Concession	1,800	728,943	-	730,743
c.	Comifa Concession	11,337	37,993	-	49,330
d.	Soumala Concession	1,104	10,006	-	11,110
e.	Medinandi Sud Concession	19,674	11,441	-	31,115
f.	Fatako Concession	6,552	32,759	-	39,311
		$ 53,177	$ 974,978	$ -	$ 1,028,155

6. **MINERAL PROPERTIES (continued)**

Comifa concession

During the current period, the Company paid 5,000,000 FCFA (CDN$11,308) to the Owner.

Kalende properties

The Company signed an agreement whereby the Company has optioned an 80% interest in eight properties covering 682 square kilometers within the prolific Katanga copper belt located in the southeastern part of the Democratic Republic of the Congo. Under the terms of the agreement, the Company must pay US$1,000,000 over a period of 2 years and issue 300,000 shares of its capital stock. If an economic, viable resource is defined within the eight properties, the Company must pay an additional US$125,000 to the vendor.

During the current period, the Company issued 300,000 shares at a deemed price of $0.74 per share (CDN$222,000) and paid US$200,000 (CDN$243,350) for a total consideration of $465,350 to the Owner.

7. **SHARE CAPITAL**

The authorized share capital of the Company is unlimited shares without par value.

The Company has issued shares of its capital stock as follows:

	February 28, 2007		May 31, 2006	
	Number of Shares	Amount $	Number of Shares	Amount $
Balance, beginning of period/year	16,272,127	$ 9,956,601	14,967,127	$ 9,332,470
Issued during the period/year for				
Cash	2,626,500	1,032,575	1,305,000	624,130
Exploratory costs	397,026	293,799	-	-
Mineral properties	300,000	222,000	-	-
Balance, end of period/year	19,595,653	$11,504,975	16,272,127	$ 9,956,600

Transactions for the Issue of Share Capital During the Quarter Ended February 28, 2007:

(a) The Company issued 397,026 shares at a deemed price of $0.74 per share pursuant to the Agreement detailed in Note 5 for a total consideration of $293,799.

(b) The Company issued 300,000 shares at a deemed price of $0.74 per share pursuant to an Option Agreement for an 80% interest in the Kalende properties located in the Democratic Republic of the Congo.

Stock Options

The Company has adopted an incentive stock option plan (the "Plan"). The purpose of the Plan is to allow the Company to grant options to directors, officers, employees and service providers, as additional compensation, and as an opportunity to participate in the profitability of the Company. The granting of such options is intended to align the interests of such persons with that of the shareholders. Options will be exercisable over periods of up to five years as determined by the board of directors of the Company and are required to have an exercise price no less than the Market Price as defined in the Plan prevailing on the day that the option is granted. Pursuant to the Plan, the Board of Directors may from time to time authorize the issue of options to directors, officers, employees and service providers of the Company and its subsidiaries or employees of companies providing management services to the Company or its subsidiaries.

7. **SHARE CAPITAL (continued)**

Stock Options (continued)

The number of common shares which may be issued pursuant to options previously granted and those granted under the Plan is a maximum of 10% of the issued and outstanding common shares at the time of the grant. In addition, the number of shares which may be reserved for issuance to any one individual may not exceed 5% of the issued shares on a yearly basis. The Plan contains no vesting requirements but provides that if a change of control, as defined therein, occurs, all shares subject to options shall immediately become vested and may thereupon be exercised in whole or in part by the option holder. Under Exchange policy, all such rolling stock option plans which set the number of common shares issuable under the plan at a maximum of 10% of the issued and outstanding common shares must be approved and ratified by shareholders on an annual basis.

A summary of the status of the Company's stock options outstanding as of February 28, 2007 and May 31, 2006 and changes during the period/year then ended is as follows:

	February 28, 2007		May 31, 2006	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Options outstanding, beginning of period/year	846,000	$ 0.41	746,000	$ 0.33
Granted	800,000	0.50	235,000	0.60
Exercised	(126,500)	(0.26)	(105,000)	(0.23)
Forfeited/cancelled	(15,000)	(0.25)	-	(0.40)
Options outstanding, end of period/year	1,504,500	$ 0.47	846,000	$ 0.41

At February 28, 2007, the Company had outstanding stock options exercisable to acquire 1,504,500 shares as follows:

Shares	Exercise Price	Expiry Date
119,500	$0.27	June 26, 2007
70,000	$0.20	December 23, 2007
80,000	$0.40	August 8, 2008
200,000	$0.47	November 28, 2008
235,000	$0.60	November 7, 2010
800,000	$0.50	August 4, 2011
1,504,500		

The following table summarizes information about the stock options outstanding and exercisable at February 28, 2007:

Range of Prices $	Number	Weighted Average Remaining Life (Years)	Weighted Average Exercise Price $
$0.20	70,000	0.82	$0.20
$0.27	119,500	0.32	$0.27
$0.40	80,000	1.50	$0.40
$0.47	200,000	1.75	$0.47
$0.50	800,000	4.43	$0.50
$0.60	235,000	3.69	$0.60
	1,504,500	3.31	$0.47

7. SHARE CAPITAL (continued)

Warrants

At February 28, 2007, the Company had outstanding share purchase warrants exercisable to acquire 2,500,000 shares as follows:

Number	Exercise Price	Expiry Date
2,500,000	$0.50	October 5, 2008

Contributed Surplus

	February 28, 2007	May 31, 2006
Balance, beginning of period/year	$1,057,417	$ 948,539
Stock-based compensation	348,312	108,878
Balance, end of period/year	$1,405,729	$1,057,417

8. RELATED PARTY TRANSACTIONS

During the nine months ended February 28, 2007, the Company was involved in the following related party transactions:

a. Management fees totalling $18,100 (2006 - $17,750) were paid to a corporation owned by a Director of the Company.

b. Exploration costs totalling $11,181 (2006 - $15,987) was incurred with a Director of the Company.

c. Accounting fees totalling $2,026 (2006 - $2,867) and consulting fees totalling $8,639 (2006 - $8,288) have been incurred with the Secretary of the Company.

d. The investment in Great Quest Metals Ltd. as described in note 2 is a company related by virtue of common directors.

The above transactions have been in the normal course of operations and have been valued in these financial statements at the exchange amount which is the amount of consideration established and agreed to by the related parties.

9. SEGMENTED INFORMATION

The Company's activities are in the one industry segment of mineral and oil and gas property acquisition, exploration and development.

Automobile and equipment, deferred costs and mineral properties by geographical segment are as follows:

	Congo	Mali	Canada	Total
February 28, 2007				
Automobile and equipment	$ -	$ 21,498	$ 346	$ 21,844
Deferred costs – Lokoro Project	413,223	-	-	413,223
Mineral properties, including deferred costs	465,350	1,116,522	-	1,581,872
	$ 878,573	$ 1,138,020	$ 346	$ 2,016,939

	Congo	Mali	Canada	Total
May 31, 2006				
Automobile and equipment	$ -	$ 23,443	$ 446	$ 27,777
Mineral properties, including deferred costs	-	1,057,003	-	1,028,155
	$ -	$ 1,080,446	$ 446	$ 1,055,932

9. SEGMENTED INFORMATION (continued)

Revenues and expenses by geographical segment are as follows:

	Congo	Mali	Canada	Total
For the nine months ended February 28, 2007				
Interest income	$ -	$ -	$ 80	$ 80
Gain on sale of marketable securities	-	-	4,750	4,750
Expenses	-	(18,993)	(472,711)	(491,704)
	$ -	$ (18,993)	$ (468,061)	$ (487,054)

	Congo	Mali	Canada	Total
For the nine months ended February 28, 2006				
Interest income	$ -	$ -	$ 115	$ 115
Expenses	-	(21,897)	(176,234)	(198,131)
	$ -	$ (21,897)	$ (176,119)	$ (198,016)

10. SUPPLEMENTAL CASH FLOW INFORMATION

The Company incurred non-cash financing and investing activities during the periods ended February 28, 2007 and 2006 as follows:

	February 28, 2007	February 28, 2006
Non-cash financing activities:		
Share capital issued for:		
Exploratory costs	$ 293,799	$ -
Mineral properties	222,000	-
	$ 515,799	$ -
Non-cash investing activities:		
Exploratory costs	$ (293,799)	$ -
Acquisition of mineral properties	(222,000)	-
Deferred exploration costs - amortization	(5,832)	(7,831)
	$ (521,631)	$ (7,831)

11. SUBSEQUENT EVENT

The Company issued 22,500 shares for the exercise of stock options at a price of $0.27 per share for a total consideration of $6,075.

12. COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform with the current period's financial statement presentation.

African Metals Corporation

515 - 475 Howe Street, Vancouver, BC, V6C 2B3 Tel: 604-684-4100 Fax: 604-684-5854
Website: www.africanmetals.com E-mail: info@africanmetals.com

CORPORATION INFORMATION

(As at April 29, 2007)

CORPORATE & RECORDS OFFICE

Suite 515, 475 Howe Street, Vancouver, British Columbia, Canada V6C 2B3
Telephone: (604) 684-4100 Fax: (604) 684-5854
Website: www.africanmetals.com Email Address: info@africanmetals.com

OFFICERS & DIRECTORS

Mr. Klaus Eckhof, President & Director
Mr. Willis W. Osborne, CEO, CFO & Director
Mr. Mahamadou Keita, Director
Mr. Michael F. Bolton, Director
Ms. Jennifer Nestoruk, Corporate Secretary

INVESTOR RELATIONS

Mr. George W. Butterworth

STOCK EXCHANGE LISTING

TSX Venture Exchange (TSX-V)
Trading Symbol "AFR"

SHARE CAPITAL

Authorized:	Unlimited
Issued:	19,618,146
Options:	1,482,000
Warrants	2,500,000
Fully Diluted	23,600,146

12g3-2(b) Exemption #82-1856
Standard & Poor's Listed

TRANSFER AGENT & REGISTRAR

Computershare Trust Company of Canada
510 Burrard Street, Vancouver, British Columbia, Canada V6C 3B9

LEGAL COUNSEL

DuMoulin Black LLP
10th Floor, 595 Howe Street, Vancouver, British Columbia, Canada V6C 2T5

END

AUDITORS

MacKay LLP, Chartered Accountants
1100 – 1177 West Hastings Street, Vancouver, British Columbia, Canada V6E 4T5